Exhibit 99.5

Transactions during the past 60 days*

Trade Date	Amount of Shares Sold	Weighted Average Price/Price Per Share ($)	Range of Price ($)
November 28, 2014	10,000	58.4140	58.25-58.54
December 11, 2014	15,000	54.5250	54.40-54.83
December 18, 2014	15,000	54.5052	54.50-54.55
January 6, 2015	40,000	56.2760	56.13-56.43
January 7, 2015	60,000	56.9603	56.75-57.45
January 8, 2015	30,000	58.1131	58.00-58.33
January 26, 2015	30,000	57.2654	56.70-57.55

*	The sales were made pursuant to the September 2014 Rule 10b5-1 stock plan. These shares were sold in multiple transactions on the open market. The Foundation undertakes to provide the Company, any security holder of the Company, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth herein.